UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 2, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY PRESCRIBED OFFICERS: DEFERRED SHARE AWARDS
Johannesburg. 2 March 2020. In line with the provisions of the 2018 Harmony Deferred Share Plan, shares are awarded to directors and prescribed officers in September of each year. The awards were made on the 18th of September 2019 based on the 5-day volume weighted average price of R46.89 per ordinary share. At the time, the directors and prescribed officers were subject to a closed period and were only allowed to accept the allocated shares awarded once the closed period was lifted on 14 February 2020.

The following transactions are disclosed in relation to deferred share awards:

Name of prescribed officer:	J van Heerden
Nature of transaction:	Off market acceptance of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Date of acceptance of award:	28 February 2020
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	61 566
Nature and extent of Prescribed officer’s interest:	Direct beneficial

Name of prescribed officer:	B Nel
Nature of transaction:	Off market acceptance of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Date of acceptance of award:	28 February 2020
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	32 976
Nature and extent of prescribed officer’s interest:	Direct beneficial

Name of prescribed officer:	VP Tobias
Nature of transaction:	Off market acceptance of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Date of acceptance of award:	28 February 2020
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	38 714
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
2 March 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 2, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director